OUR BUILDING BLOCKS FOR SUCCESS


02027693


VERSATILITY
INNOVATION
DISCIPLINE
STABILITY

UFP TECHNOLOGIES Inc

2001 Annual Report


FP
TECHNOLOGIES

TO OUR SHAREHOLDERS:



After several years of record sales, and often record profits, UFP Technologies experienced a difficult and frustrating year in 2001. We saw demand erode in several key markets, as many of our largest customers experienced significant business downturns. As a result, sales for the year were down 17% from 2000, and the company recorded a $3 million loss. Needless to say, these results are entirely unacceptable to me, and we have taken decisive steps toward a return to profitability. While the business environment remains challenging, I believe adversity makes us stronger, and UFP will emerge from the downturn a leaner, more focused, more competitive company.

Winning contracts, reducing costs, improving efficiencies

First, let's be clear: the year was far from all gloom and doom. We won substantial new multi-year contracts with blue-chip customers like IBM, Dow, Applied Materials, the US Mint and others. We posted solid gains in several important markets, such as military, medical and tool control. We launched nine new automotive programs in the third quarter alone, and there are many examples of how our unique engineering capabilities enabled us to solve new problems and meet new market needs. Make no mistake, our company remains fundamentally solid.

Still, our industry was hit very hard by the economic recession. As a result, we have acted aggressively to align our business structure with current market demand by cutting expenses, reducing headcount, and consolidating facilities.

For example, early in 2001, we relocated our California plant from Gilroy to Visalia to take advantage of lower real estate costs and greater labor availability. We also consolidated two Detroit facilities into one, placing design, engineering and manufacturing resources under one roof. Recently, we announced the scaling back of manufacturing operations in the Northeast and Southeast regions, which enabled us to immediately reduce costs, improve efficiencies and increase volume at our other plants.

CONTENTS

Attacking new markets, leveraging production assets, adding key personnel

However, this year was not just about playing defense. By managing our assets carefully, we were also able to make some important offensive moves. For example, we funded a wide range of capital equipment needs, repurchased 300,000 shares of stock, and completed an important strategic acquisition...all while increasing our debt by only $550,000.

In November, we completed the acquisition of E-Tech's e-cube product line, a loose fill molded fiber cube that can be produced on our existing equipment. Not only does this move enable us to attack a new market, it will allow us to utilize available capacity in a high fixed-cost business. Early in 2002, we also completed the acquisition of Excel Foam in Alabama. In doing so, we added approximately $2 million in sales, increasing volume significantly at our Alabama plant. During the year, we also added significant managerial and sales talent, including several industry veterans who joined us from competitors. We expect these additions to be substantial contributors to our company.

Weathering the storm, emerging stronger than ever

Scaling back operations in the face of adversity is never a pleasant task, especially when our loyal employees are affected. But these moves were necessary to help our company return more quickly to profitability. While the turnaround won't come instantly, many positive events are positioning us for long-term success. As you'll see in the next few pages, we're building our rebound strategy around four basic attributes that set us apart from our competitors: our versatility, our ability to innovate, our management discipline, and the stability that comes from being in business almost forty years. I hope you'll take a few moments to review each of these critical "building blocks." And, as always, I thank you for your support of UFP Technologies.

Sincerely,



R. Jeffrey Bailly
President and Chief Executive Officer

UFP Technologies, Inc. (Nasdaq: UFPT) is a leading supplier of custom-engineered packaging solutions and specialty products. Our solutions are crafted from a wide variety of foam, plastic, 100% recycled paper and other composite materials. Our customers include market leaders in diverse industries, such as computers, electronics, automotive, medical, athletic and more. Learn more about us at www.ufpt.com.


SALES
$29,205,000
$30,503,000
$31,907,000
$34,096,000
$39,359,000
$45,452,000
$47,220,000
$58,801,000
$74,492,000
$61,574,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001





We serve more markets, make more products, have access to more materials and have a greater range of in-house capabilities than competitors. This not only gives us a broader base of customers; it enables us to fulfill more of each customer's needs.

At UFP, a key competitive advantage is our ability to solve problems using a wide range of materials, processes and technologies. Whether a customer needs a solution crafted from foam, plastic, recycled paper or a composite material, we can produce it on our own equipment. While competitors are often forced to outsource or subcontract, we control all our processes in-house, from design and engineering through lamination, molding and assembly. For our customers, these diverse capabilities mean faster turn-around and greater quality. This is especially critical to large customers who demand tightly controlled processes to ensure perfectly repeatable parts. For UFP, versatility simply means greater opportunity. It enables us to leverage our unique engineering resources across more markets, while meeting more of each customer's needs. For example, in the automotive industry, we started by creating three-dimensional molded interior trim components for door panels. Our customers, recognizing our broad capabilities, asked us to expand into other parts of the vehicle, especially where new safety regulations created a strong need for energy management applications. Our proven ability to laminate and mold challenging materials has enabled us to capitalize on this opportunity and helped make automotive one of our fastest growing markets.


VERSATILITY



Our Component Products division supplies laminated, molded and fabricated materials to the automotive, medical, beauty, and athletic and leisure markets. These materials can be a component of our customers' products or a finished product. For Russell Athletic, we make a range of protective materials to help keep young athletes safe from injury.



When you look at our customer list... companies like Canon, Motorola, Iomega, Lexmark, IBM, Johnson & Johnson, Lucent, Raytheon, Celestica, FedEx, Snap-On, Russell Athletic, Steelcase...you can see why innovation is so important to us. These are some of the most innovative companies in the world, and they come to us with demanding product challenges. It may be a piece of high-tech hardware with stringent cushioning and display criteria. It may be a medical device that requires sterilizable foams and plastics manufactured in a clean environment. Whatever the specifics, customers expect our design engineers to provide the most innovative and effective solution. Whether that means searching the globe to find the best material for an application, developing a new process, or designing and building a new piece of equipment, customers know we'll deliver. Over the years, we've been issued many patents documenting our innovations. This intellectual property helps us to differentiate our products, penetrate new markets, achieve greater margins, enjoy longer production runs and create barriers to entry from the competition. Whenever the most innovative engineering and design skills are needed to solve a complex customer problem, UFP will always be a leading contender.

We are proven experts able to solve our customers' most complex design challenges. With our outstanding engineering resources, we are constantly devising new equipment, technologies and processes that bring tremendous value to customers.



With our in-house design, tooling, lamination and production capabilities, we have unparalleled expertise in converting foams, plastics, fabrics and composites for a wide range of high-performance applications. Our products are included in back-packs made to the exacting requirements of the US military, and worn by American soldiers all over the world.




INNOVATION

In the past year, we've taken decisive steps to reduce expenses, increase efficiencies and improve cash flow. At the same time, we've made some low-cost, highly strategic acquisitions to fill out product lines and meet new customer demands.

In the Shareholder Letter, we discussed some of the moves we made in 2001 to reduce costs and improve our competitive position. This sense of discipline runs throughout our company and takes many different forms. From quality systems that have enabled six facilities to be certified QS9000 or ISO9001, to an ongoing, company-wide effort to document best practices and sharpen our processes, we take great pride in finding ways to do things better, faster and cheaper. But at UFP, discipline also means evaluating strategic options carefully and seizing opportunities to leverage new technologies to meet customer needs. A good example is the November acquisition of E-Tech's e-cube product line. This unique product has been in development for years, and while it offered excellent performance results, it was not yet commercially viable. Our manufacturing engineers will quickly execute a disciplined process to improve its manufacturability and fold it into our existing molded fiber factories. With this new product, we can attack a whole new market, offering customers a new, environmentally friendly packaging medium with many advantages. For some, it will save money. For others, it will reduce damage. We expect this challenging economy to present other low-cost, low-risk acquisition opportunities. Whenever they can help us to expand capabilities, increase volume and add to earnings, we will not hesitate to act.


DISCIPLINE



UFP creates a wide range of protective packaging and three-dimensional products for diverse markets. Manufactured with sophisticated optically registering cutting equipment, this coin kit commissioned by the US Mint is an excellent example of our ability to hold exacting tolerances in creating precision die cut parts.






For our industry, 2001 was one of the harshest years in memory. The difficult economy caused several competitors to go under and crippled several others. While UFP was obviously affected, we clearly fared far better than these competitors; in some cases, we were even able to acquire their assets and bring some of their best people on board. That's because UFP is a solid, well-capitalized company with significant intellectual and physical assets, a great customer list, and a strong platform from which to grow. Our approximately 500 employees include many of the most experienced and accomplished professionals in the industry. We have twelve sophisticated, superbly equipped facilities across the country. Our customers include many Fortune 500 companies and market leaders. Our relationships with some of them date back decades, and our contracts with others extend well into the future. Since our founding in 1963, we have weathered many tough economic cycles, made the proper adjustments, and moved on to new levels of success. The coming years will be no different, as we work to leverage our core advantages of versatility, innovation, discipline and stability, and bring our company to greater heights.

We've been in business nearly forty years; our company is fundamentally strong, and customers know we'll be here for the long haul. That confidence has helped us build solid long-term relationships with an extensive list of blue-chip customers and suppliers.



The Plastics Packaging group utilizes custom-engineered foams and plastics to solve the most difficult packaging and material handling challenges. Our experience with many different materials and processes enables us to meet customers' most stringent requirements, such as medical devices that require sterilizable foams and plastics.




STABILITY

SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

	Years Ended December 31 *(in thousands, except per share data)*				
Consolidated statement of operations data:[1]	**2001**	**2000**	**1999**	**1998**	**1997**
Net sales	$ 61,574	74,492	58,801	47,220	45,452
Gross profit	10,925	17,621	14,862	13,080	12,252
Operating income (loss)	(3,741)	3,385	3,279	3,174	2,934
Net income (loss)	(3,043)	1,081	1,693	1,647	1,309
Diluted earnings (loss) per share	$ (0.72)	0.25	0.35	0.34	0.27
Weighted average number of diluted shares outstanding	4,249	4,386	4,896	4,830	4,863

	December 31 *(in thousands)*				
Consolidated balance sheet data:[1]	**2001**	**2000**	**1999**	**1998**	**1997**
Working capital	$ 977	4,139	3,549	2,099	2,579
Total assets	38,102	40,352	31,867	29,949	25,195
Short-term debt and capital lease obligations	7,395	6,084	6,011	5,060	3,525
Long-term debt and capital lease obligations, excluding current portion	6,827	7,589	2,706	2,123	3,233
Total liabilities	23,947	22,825	15,659	14,053	11,062
Stockholders' equity	$ 14,154	17,527	16,208	15,895	14,133

[1] See Note 18 of Notes to Consolidated Financial Statements for segment information

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price

From July 8, 1996 until April 18, 2001, the Company's Common Stock was listed on the Nasdaq National Market under the symbol "UFPT." Since April 19, 2001, the Company's Common Stock has been listed on the Nasdaq Small Cap Market. The following table sets forth the range of high and low quotations for the Common Stock as reported by Nasdaq for the quarterly periods from January 1, 2000 to December 31, 2001:

Fiscal Year Ended December 31, 2000	**High**	**Low**
First Quarter	$ 3.63	$ 2.25
Second Quarter	3.50	2.38
Third Quarter	3.00	1.75
Fourth Quarter	2.25	1.25

Fiscal Year Ended December 31, 2001	**High**	**Low**
First Quarter	$ 2.44	$ 1.38
Second Quarter	2.00	1.50
Third Quarter	1.70	0.21
Fourth Quarter	1.49	0.76

Number of Stockholders

As of February 19, 2002, there were 119 holders of record of the Company's Common Stock.

Dividends

The Company did not pay any dividends in 2001. Although prior to becoming a public company in December 1993, the Company had from time to time paid cash dividends on its capital stock, the Company presently intends to retain all of its earnings to provide funds for the operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Act and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of these risks, uncertainties, and other factors include, without limitation, the following: (i) economic conditions that affect sales of the products of the Company's packaging customers, (ii) actions by the Company's competitors and the ability of the Company to respond to such actions, (iii) the ability of the Company to obtain new customers and (iv) the ability of the Company to execute and integrate favorable acquisitions. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth elsewhere in this report and changes in general economic conditions, interest rates and the assumptions used in making such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For example, in January 2001, the Company's largest customer in the specialty foam products segment informed the Company that it no longer required the Company's products because the customer could satisfy its need internally. This customer accounted for approximately $5.5 million in annual revenues in 2000.

Results of Operations

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

Years Ended December 31	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	82.3	76.3	74.7
Gross profit	17.7	23.7	25.3
Selling, general and administrative expenses	22.1	19.1	19.7
Restructuring charge	1.7	–	–
Operating income (loss)	(6.1)	4.6	5.6
Total other expenses, net	1.6	1.9	0.8
Income (loss) before income taxes	(7.7)	2.7	4.8
Provision for income taxes	(2.8)	1.2	1.9
Net income (loss)	(4.9)	1.5	2.9

2001 Compared to 2000:

The Company's net sales decreased 17.3% to $61.6 million for the year ended December 31, 2001 from $74.5 million in 2000. Specialty segment sales decreased 20.0% to $31.5 million, primarily due to a decline in automotive sales because of the loss of a $5.5 million annual program as well as a general business decline in 2001. Packaging segment sales declined 14.4% to $30.1 million, primarily due to declined demand in the electronics components industry.

Gross profit as a percentage of sales decreased to 17.7% for the year ended December 31, 2001, from 23.7% in 2000. The decrease is primarily due to fixed overhead costs measured against lower sales as well as the cost of plant moves in California and Michigan.

Selling, General and Administrative Expenses ("SG&A") decreased 4.2% to $13.6 million in the year ended December 31, 2001, from $14.2 million in 2000. As a percentage of sales, SG&A increased to 22.2% in 2001 from 19.1% in 2000. The decrease in SG&A dollars is primarily attributable to cost control efforts. The increase in SG&A as a percentage of sales reflects the sharp decline in sales, in relation to the fixed nature of the expenses.

Interest decreased to $1,030,000 in 2001, from $1,221,000 in 2000, primarily as a result of lower interest rates.

The Company had a tax benefit of 36% of its pre-tax loss in 2001. The tax benefit reflects the expected utilization of a net operating loss generated during the year, a portion of which will be carried back to prior years through amended tax returns. In 2000, the Company had an effective tax rate of approximately 46%.

Restructuring:

On December 19, 2001, the Company's Board of Directors approved a formal plan of restructure in response to the current downturn in the packaging industry. To that effect, the Company recorded restructuring charges of $1,016,000 in the 4th quarter of the fiscal year. Of this amount, $116,000 is related to workforce reductions of approximately twenty-four employees, which is expected to be paid in 2002, and $900,000 expected to be paid in 2002 and beyond for the consolidation and strategic focus realignment of several facilities. These measures are largely intended to align the Company's capacity and infrastructure to anticipated customer demand. Workforce charges, consisting principally of severance costs, were recorded based on specific identification of employees to be terminated, along with their job classifications or functions and their locations. The charges for the Company's excess facilities were recorded to recognize the lower of the amount of the remaining lease obligations, net of any sublease rentals, or the expected lease settlement costs and any related asset write-offs. These costs have been estimated from the time when the space is expected to be vacated and there are no plans to utilize the facility in the future. Costs incurred prior to vacating the facilities will be charged to operations. See Note 9 of Notes to Consolidated Financial Statements.

2000 Compared to 1999:

The Company's net sales increased 26.7% to $74.5 million for the year ended December 31, 2000. Specialty segment sales increased 54.4% to $39.3 million, primarily due to the acquisition of Simco in January 2000. Packaging segment sales increased 5.5% to $35.2 million, primarily due to growth in plastic thermoformed packaging as well as tool control programs.

Gross profit as a percentage of sales decreased to 23.7% for the year ended December 31, 2000, from 25.3% in 1999. The decrease is due in part to lower gross margins at Simco. Simco's gross margins were dilutive mainly because of a large unprofitable job that was phased out in the third quarter of 2000.

Selling, General and Administrative Expenses ("SG&A") increased 22.4% to $14.2 million in the year ended December 31, 2000, from $11.6 million in 1999. As a percentage of sales, SG&A decreased to 19.1% in 2000 from 19.7% in 1999. The increase in SG&A dollars is primarily attributable to SG&A at Simco. The decrease in SG&A as a percentage of sales reflects the economies of scale accompanying operations growth.

Interest increased to $1,221,000 in 2000, from $641,000 in 1999, as a result of higher average borrowings due to the financing of the acquisition of Simco as well as rising interest rates.

The Company's effective tax rate increased to 46.0% in 2000, from 40.2% in 1999, primarily as a result of non-deductible goodwill amortization at Simco.

Liquidity and Capital Resources

The Company funds its operating expenses, capital requirements and growth plan through internally generated cash, bank credit facilities and long-term capital leases.

As of December 31, 2001 and 2000, working capital was $977,000 and $4,139,000, respectively. The decrease in working capital is primarily attributable to increases in current debt of $1.3 million as well as a restructuring reserve of approximately $1 million. Cash provided from operations was $2,210,000 and $3,554,000 for 2001 and 2000, respectively. Net cash used in investing activities in 2001 was $2,371,000 million and was used primarily for capital expenditures, including leasehold improvements at two new Company locations.

Including amounts due under the revolving credit facility and capital lease obligations, the Company had total debt outstanding of $14,222,000 and $13,674,000 at December 31, 2001 and 2000, respectively. The increase was primarily attributable to the repurchase of 300,000 shares of Company stock in early 2001 as well as the acquisition of the E-cubes product line. The Company has a $10,000,000 revolving bank line, of which $5,854,000 was outstanding at December 31, 2001. Borrowings through the credit facility are due on demand, are secured by the general assets of the Company, and bear interest at prime rate plus 0% to 0.25% depending on certain financial ratios or LIBOR plus a margin that can vary from 1.25% to 2.5% depending on certain financial ratios. The Company must also maintain minimum levels of collateral which, as of December 31, 2001, is limited to $9,272,000. In addition, the Company has a $4,000,000 acquisition line of credit, of which no amount was outstanding as of December 31, 2001. At December 31, 2001, the Company had two additional loans outstanding. The first is a $6,500,000 term loan with a five-year straight line amortization that is secured by the Company's machinery and equipment and has an outstanding balance of $5,742,000 at December 31, 2001. The second is a five-year first mortgage for $2,500,000 with a fifteen-year amortization and is secured by the Company's real estate in Georgetown, Massachusetts and has a balance of $2,402,763 at December 31, 2001. Pricing on both of these loans is the same as the revolving bank line. Both of these facilities will mature on April 30, 2003.

Under the terms of the new banking agreement, the Company is required to comply with a number of affirmative and negative covenants. Among other things, the Company must satisfy certain financial covenants and ratios, including debt service and leverage ratios. As of December 31, 2001, the Company is in compliance with these covenants, or has obtained waivers and has sufficient levels of collateral to support the outstanding balance. The Company also has capital lease obligations of approximately $224,000 at December 31, 2001 (See Note 7 of Notes to the Consolidated Financial Statements for further discussion of debt).

On February 23, 2001, the Company purchased 300,000 shares of the Company's stock from Cramer, Berkowitz and Co. at $1.75 per share, for a total amount of $525,000. The purchase was funded by the Company's revolving line of credit as discussed above.

The Company has no additional significant capital commitments in 2002, but plans on adding additional machinery to increase capacity or to enhance operating efficiencies in its manufacturing plants. Additionally, the Company may consider the acquisition of companies, technologies or products in 2002, which are complementary to its business. The Company believes that its existing resources, including its revolving loan facility, together with cash generated from operations and funds expected to be available to it through any necessary equipment financing and additional bank borrowings, will be sufficient to fund its cash flow requirements through at least the end of 2002. However, there can be no assurances that such financing will be available at favorable terms, if at all.

Amortization of Goodwill and certain indefinite lived intangibles will cease with the adoption of SFAS No. 141, effective January 1, 2002. For the year ended December 31, 2001, the Company recorded goodwill amortization of approximately $434,000.

Contractual Obligations

The following table summarizes the Company's contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its cash flow in future periods:

Payments due in:	Operating Leases	Capital Leases	Term Loan	Mortgage	Total
2002	$ 2,157,409	$ 92,980	$ 1,300,280	$ 166,669	$ 3,717,338
2003	1,343,429	90,800	1,300,000	166,669	2,900,898
2004	1,164,360	72,045	1,300,000	166,669	2,703,074
2005	1,016,277	–	1,300,000	166,669	2,482,946
2006 & thereafter	1,199,191	–	541,670	1,736,087	3,476,948
	$ 6,880,666	**$255,825**	**$5,741,950**	**$2,402,763**	**$15,281,204**

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. We believe our most critical accounting policies include the following:

- **Revenue Recognition.** We recognize revenue at the time of shipment which is typically when persuasive evidence of an arrangement exists, performance of our obligation is complete, our price to the buyer is fixed or determinable, and we are reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, require management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

- **Intangible Assets.** We review long-lived assets and all intangible assets, including goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount including associated goodwill and other intangible assets of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. At December 31, 2001, no impairment has been identified. Forecasted cash flows are based upon numerous assumptions used by management, such as revenue growth, margins and asset management. Actual cash flows could differ materially should these assumptions be wrong.

- **Inventory and Accounts Receivable Reserves.** We provide an amount each period for inventory obsolescence and bad debts. At December 31, 2001, the Company had an inventory obsolescence reserve of $368,005 and a reserve for bad debts of $519,594. Determining adequate reserves for both inventory and accounts receivables requires management's judgments. Conditions impacting the marketability of the Company's inventory and the collectibility of the Company's receivables could cause actual asset write-offs to be materially different than the reserve balances as of December 31, 2001.

Other

A significant portion of the Company's Packaging sales of molded fiber products are to manufacturers of computer peripherals and other consumer products. As a result, the Company believes that its sales are somewhat seasonal, with increased sales in the second half of the year. The Company does not believe that inflation has had a material impact on its results of operations in the last three years.

Market Risk

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2001, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has two debt instruments where interest is based upon the prime rate (and/or LIBOR) and, therefore, future operations could be affected by interest rate changes; however, the Company believes that the market risk of the debt is minimal.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
UFP Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UFP Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in Item 14(a)(2) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



Arthur Andersen LLP
Boston, Massachusetts
February 22, 2002

CONSOLIDATED BALANCE SHEETS

Assets		December 31 2001	2000
Current assets:			
Cash and cash equivalents	$	26,767	94,051
Receivables, net		9,453,243	10,692,979
Inventories		5,203,015	6,779,950
Prepaid expenses		473,326	371,998
Refundable income tax		879,523	—
Deferred income taxes		1,162,733	574,000
Total current assets		**17,198,607**	**18,512,978**
Property, plant and equipment		28,379,500	25,917,992
Less accumulated depreciation and amortization		(16,334,297)	(13,464,427)
Net property, plant and equipment		12,045,203	12,453,565
Cash surrender value of officers' life insurance		200,766	191,819
Investment in and advances to affiliated partnership		187,321	200,194
Deferred income taxes		1,594,162	1,635,219
Goodwill, net		6,406,037	6,724,907
Other assets		469,423	633,722
Total assets	**$**	**38,101,519**	**40,352,404**

Liabilities and Stockholders' Equity		2001	2000
Current liabilities:			
Notes payable	$	5,853,661	4,736,754
Current installments of long-term debt		1,466,949	1,057,150
Current installments of capital lease obligations		74,328	290,554
Accounts payable		3,807,564	4,439,577
Accrued restructuring charge		1,016,000	—
Accrued taxes and other expenses		4,002,967	3,849,817
Total current liabilities		**16,221,469**	**14,373,852**
Long-term debt, excluding current installments		6,677,764	7,174,311
Capital lease obligations, excluding current installments		149,229	415,156
Retirement and other liabilities		898,744	861,645
Total liabilities		**23,947,206**	**22,824,964**
Commitments and contingencies (Note 15)			
Stockholders' equity:			
Preferred stock, $.01 value. Authorized 1,000,000 shares; no shares issued or outstanding		—	—
Common stock, $.01 value. Authorized 20,000,000; issued and outstanding 4,217,400 shares in 2001 and 4,388,370 shares in 2000		42,174	43,884
Additional paid-in capital		8,146,554	8,474,533
Retained earnings		5,965,585	9,009,023
Total stockholders' equity		**14,154,313**	**17,527,440**
Total liabilities and stockholders' equity	**$**	**38,101,519**	**40,352,404**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2001	2000	1999
Net sales	$ 61,574,005	74,491,669	58,801,063
Cost of sales	50,649,053	56,870,392	43,939,268
Gross profit	**10,924,952**	**17,621,277**	**14,861,795**
Selling, general and administrative expenses	13,649,795	14,236,234	11,582,430
Restructuring charge	1,016,000	—	—
Operating income (loss)	**(3,740,843)**	**3,385,043**	**3,279,365**
Other income (expense):			
Interest expense	(1,029,942)	(1,220,697)	(640,763)
Equity in net income of unconsolidated partnerships	42,518	29,518	22,013
Other, net	(26,139)	(191,799)	169,130
Total other expense	(1,013,563)	(1,382,978)	(449,620)
Income (loss), before income tax provision	(4,754,406)	2,002,065	2,829,745
Income tax provision (benefit)	(1,710,968)	920,951	1,136,328
Net income (loss)	**$ (3,043,438)**	**1,081,114**	**1,693,417**
Net income (loss) per share:			
Basic	$ (0.72)	0.25	0.35
Diluted	$ (0.72)	0.25	0.35
Weighted average common shares:			
Basic	4,245,033	4,374,271	4,808,640
Diluted	4,245,033	4,386,441	4,895,935

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000, and 1999

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 1998	**4,707,354**	**$ 47,074**	**$ 9,613,859**	**$ 6,234,492**	**$ 15,895,425**
Sale of common stock through incentive stock option plan	85,345	853	34,846	—	35,699
Employee Stock Purchase Plan	28,985	290	78,151	—	78,441
Stock retirement	(18,052)	(181)	(77,387)	—	(77,568)
Stock issued in lieu of compensation	61,000	610	185,514	—	186,124
Stock repurchased	(570,000)	(5,700)	(1,597,425)	—	(1,603,125)
Net income	—	—	—	1,693,417	1,693,417
Balance at December 31, 1999	4,294,632	$ 42,946	$ 8,237,558	$ 7,927,909	$ 16,208,413
Employee Stock Purchase Plan	33,238	333	66,518	—	66,851
Stock issued in lieu of compensation	60,500	605	170,457	—	171,062
Net income	—	—	—	1,081,114	1,081,114
Balance at December 31, 2000	4,388,370	$ 43,884	$ 8,474,533	$ 9,009,023	$ 17,527,440
Employee Stock Purchase Plan	54,003	540	70,234	—	70,774
Stock issued in lieu of compensation	75,027	750	123,787	—	124,537
Stock repurchased	(300,000)	(3,000)	(522,000)	—	(525,000)
Net loss	—	—	—	(3,043,438)	(3,043,438)
Balance at December 31, 2001	**4,217,400**	**$ 42,174**	**$ 8,146,554**	**$ 5,965,585**	**$ 14,154,313**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31	
	2001	2000	1999
Cash flows from operating activities:			
Net (loss) income	$ (3,043,438)	1,081,114	1,693,417
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	3,284,543	3,080,927	2,299,673
Equity in net income of unconsolidated affiliate and partnership	(42,518)	(29,518)	(22,013)
Restructuring charge	1,016,000	—	—
(Gain) loss on disposal of property, plant and equipment	—	191,799	(169,130)
Stock issued in lieu of compensation	124,538	171,062	186,124
Deferred income taxes	(547,676)	—	330,908
Changes in operating assets and liabilities, net of effects from acquisition:			
Receivables, net	360,213	2,064,391	(1,809,253)
Inventories	1,576,935	47,302	(1,100,120)
Prepaid expenses	(101,328)	4,727	1,925
Accounts payable	(632,013)	(1,606,556)	(151,447)
Accrued taxes and other expenses	153,150	(1,507,621)	346,483
Retirement and other liabilities	37,099	8,850	(164,498)
Cash surrender value of officers' life insurance	(8,947)	127,565	(75,552)
Increase (decrease) in other assets	33,014	(80,259)	(108,640)
Net cash provided by operating activities	**2,209,572**	**3,553,783**	**1,257,877**
Cash flows from investing activities:			
Additions to property, plant and equipment	(2,418,508)	(2,436,927)	(1,948,968)
Acquisition of operating assets, less cash acquired	—	(5,802,123)	—
Payments received on advances to affiliated partnership	47,873	44,069	25,792
Proceeds from disposal of property, plant and equipment	—	23,000	534,350
Net cash used in investing activities	**(2,370,635)**	**(8,171,981)**	**(1,388,826)**
Cash flows from financing activities:			
Net borrowings under notes payable	1,116,907	(263,246)	850,000
Proceeds from long-term borrowings	9,000,000	6,120,000	1,603,125
Capital stock repurchase	(525,000)	—	(1,603,125)
Proceeds from sale of common stock	70,774	66,851	36,572
Principal repayment of long-term debt	(9,086,749)	(63,531)	(56,222)
Principal repayment of obligations under capital leases	(482,153)	(1,496,554)	(863,028)
Net cash provided by (used in) financing activities	**93,779**	**4,363,520**	**(32,678)**
Net change in cash and cash equivalents	(67,284)	(254,678)	(163,627)
Cash and cash equivalents at beginning of year	94,051	348,729	512,356
Cash and cash equivalents at end of year	**$ 26,767**	**94,051**	**348,729**

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. designs and manufactures a broad range of packaging and specialty foam products for a variety of industrial and consumer markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc. and its wholly owned subsidiaries, Moulded Fibre Technology, Inc. (MFT), Simco Automotive Trim, and Simco Automotive Technology. All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

The Company periodically reviews the collectibility of its accounts receivable. Provisions are established for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the marketability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2001.

(c) Inventories

Inventories which include material, labor, and manufacturing overhead are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the marketability of its inventory. Provisions are established for potential obsolescence. Determining adequate reserves for inventory obsolescence requires management's judgment. Conditions impacting the marketability of the Company's inventory could cause actual asset write-offs to be materially different than the reserve balances as of December 31, 2001.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated and amortized using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes.

Estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	Estimated useful life or remaining lease term, whichever is shorter
Buildings and improvements	31.5 years
Equipment	8 - 10 years
Furniture and fixtures	5 - 7 years

(e) Income Taxes

The Company's income taxes are accounted for under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Revenue Recognition

Revenue Recognition. We recognize revenue at the time of shipment which is typically when persuasive evidence of an arrangement exists, performance of our obligation is complete, our price to the buyer is fixed or determinable, and we are reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, require management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

(g) Investments in Realty Partnerships

The Company has invested in two realty limited partnerships, Lakeshore Estates Associates and United Development Company Limited. These investments are stated at cost, plus or minus the Company's proportionate share of the limited partnerships' income or losses, less any distributions received from the limited partnerships. The Company has recognized its share of Lakeshore Estates Associates' losses only to the extent of its original investment in, and advances to, this partnership.

The Company has a 26% ownership interest in a realty limited partnership, United Development Company Limited. This investment is accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership. The Company's proportionate share of the limited partnership's net income was approximately $35,000, $22,000, and $22,000 in 2001, 2000, and 1999, respectively.

On December 31, 1998, United Development Company Limited executed and delivered to the Company a term note in the amount of $99,750 to evidence advances received from the Company. This note accrues interest at 9.75% and is repayable in monthly installments of $2,107. The amount outstanding at December 31, 2001, is $45,784.

(h) Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and Accounting Principles Board (APB) Opinion No. 17, *Intangible Assets*, the Company reviews long-lived assets and all intangible assets (including goodwill) for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount including associated intangible assets of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. At December 31, 2001, no impairment has been identified.

Goodwill is being amortized on a straight-line basis over a 20-year period. Accumulated amortization was $2,243,836 and $1,809,409 as of December 31, 2001 and 2000, respectively. Amortization of goodwill and certain indefinite lived intangibles will cease with the adoption of SFAS No. 141, *Business Combinations*, effective January 1, 2002.

(i) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(j) Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, *Reporting Comprehensive Income*, which established standards for reporting and display of comprehensive income and its components. Comprehensive income is the total of net income and all other non-owner changes in stockholders' equity. Comprehensive income equaled net income for all periods presented.

(k) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Segments and Related Information

The Company has adopted the provisions of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, which established standards for the way that public business enterprises report information and operating segments in annual financial statements and requires reporting of selected information in interim financial reports (see Note 18).

(m) Recent Accounting Pronouncements

SFAS No. 133, as amended by SFAS No. 137 and No. 138, was effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for gains or losses resulting from changes in the values of a derivative depends on whether it qualifies for hedge accounting. The effect of the adoption of SFAS No. 133 as of January 1, 2001, was not material.

In June 2001, the FASB issued SFAS No. 141 and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed annually at a minimum for potential impairment by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The provisions of SFAS No. 142 apply to goodwill and intangible assets arising from acquisitions completed subsequent to June 30, 2001. SFAS No. 142 is required to be adopted for goodwill and intangible assets arising from acquisitions prior to June 30, 2001, as of December 31, 2001. The Company is currently determining the impact of adopting this standard under the transition provisions of SFAS No. 142. Goodwill amortization expense for 2001 was $434,427.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Assets Retirement Obligations*. SFAS No. 143 addresses accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of this new standard.

In July 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which is effective for fiscal years beginning after December 15, 2001. The provisions of this statement provide a single accounting model for determining impairment of long-lived assets. The Company is currently assessing the impact of this new standard.

(n) Reclassifications

Certain prior year account balances have been reclassified to conform to the 2001 presentation.

(2) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

		Years Ended December 31	
	2001	2000	1999
Interest	$ 1,133,510	1,267,282	623,855
Income taxes	$ 0	926,759	964,985

(3) Receivables

Receivables consist of the following:

	December 31	
	2001	2000
Accounts receivable - trade	$ 9,903,718	11,086,155
Other receivables	69,119	19,275
	9,972,837	11,105,430
Less allowance for doubtful receivables	(519,594)	(412,451)
	$ 9,453,243	**10,692,979**

(4) Inventories

Inventories consist of the following:

	December 31	
	2001	2000
Raw materials	$ 2,825,990	4,242,874
Work in process	551,661	785,848
Finished goods	1,825,364	1,751,228
	$ 5,203,015	**6,779,950**

(5) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31	
	2001	2000
Land	$ 85,319	85,319
Buildings and improvements	2,087,397	1,951,262
Leasehold improvements	2,444,182	1,889,922
Equipment	20,917,522	19,522,054
Furniture and fixtures	2,333,843	2,047,986
Construction in progress - equipment	511,237	421,449
	$ 28,379,500	**25,917,992**

(6) Investment in and Advances to Affiliated Partnership

The Company has a 26% ownership interest in a realty limited partnership, United Development Company Limited. This investment is accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership. The Company's proportionate share of the limited partnership's net income was approximately $35,000, $22,000, and $22,000 in 2001, 2000, and 1999, respectively.

On December 31, 1998, United Development Company Limited executed and delivered to the Company a term note in the amount of $99,750 to evidence advances received from the Company. This note accrues interest at 9.75% and is repayable in monthly installments of $2,107. The amount outstanding at December 31, 2001, is $45,784.

(7) Indebtedness

On June 4, 2001, the Company entered into a new banking arrangement, allowing the Company to borrow up to $10,000,000 under a revolving line of credit. Amounts borrowed under this facility are due on demand, and must be supported by adequate collateral levels, which as of December 31, 2001, is limited to $9,272,000. At December 31, 2001, borrowings under this agreement were $5,854,000. Also included is a $4,000,000 acquisition line, of which no amount is outstanding on December 31, 2001. These facilities are secured by a first lien on the Company's assets.

The Company has two additional loans. The first is a $6,500,000 term loan with a five-year straight line amortization; this loan is secured by the Company's machinery and equipment, and has an outstanding balance of $5,742,000 at December 31, 2001. The second loan is a five-year first mortgage for $2,500,000, with a 15-year amortization; this loan is secured by the Company's real estate in Georgetown, Massachusetts, and has a balance of $2,403,000 at December 31, 2001.

All of these loan facilities bear interest at LIBOR plus a variable spread that ranges from 1.25% to 2.5% or prime rate plus 0% to 0.25%. At December 31, 2001, the interest rate on these facilities ranged from 4.75% to 5.93%

Both of these facilities will mature on April 30, 2003.

Under the terms of the new banking agreement, the Company is required to comply with a number of affirmative and negative covenants. Among other things, the Company must satisfy certain financial covenants and ratios, including debt service and leverage ratios. As of December 31, 2001, the Company is in compliance with these covenants, or has obtained waivers, and has sufficient levels of collateral to support the outstanding balance.

Long-term debt consists of the following:

		December 31	
		2001	**2000**
Mortgage note	$	2,402,763	508,336
Note payable - term loan		5,741,950	7,723,125
Total long-term debt		**8,144,713**	**8,231,461**
Less current installments		1,466,949	1,057,150
Long-term debt, excluding current installments	**$**	**6,677,764**	**7,174,311**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:		
2002	$	1,466,949
2003		1,466,668
2004		1,466,668
2005		1,466,668
Thereafter		2,277,760
	$	**8,144,713**

(8) Accrued Taxes and Other Expenses

Accrued taxes and other expenses consist of the following:

		December 31	
		2001	**2000**
Compensation	$	1,044,192	954,017
Benefits		1,017,355	856,222
Paid time off		511,187	401,289
Other		1,430,233	1,638,289
	$	**4,002,967**	**3,849,817**

(9) Restructuring Charge

On December 19, 2001, the Company's Board of Directors approved a formal plan of restructure in response to the current downturn in the packaging industry. To that effect, the Company recorded restructuring charges of $1,016,000 in the 4th quarter of the fiscal year. Of this amount, $116,000 is related to workforce reductions of approximately twenty-four employees, which is expected to be paid in 2002, and $900,000 expected to be paid in 2002 and beyond for the consolidation and strategic focus realignment of several facilities. These measures were largely intended to align the Company's capacity and infrastructure to anticipated customer demand. Workforce charges, consisting principally of severance costs, were recorded based on specific identification of employees to be terminated, along with their job classifications or functions and their locations. The charges for the Company's excess facilities were recorded to recognize the lower of the amount of the remaining lease obligations, net of any sublease rentals, or the expected lease settlement costs and any related asset write-offs. These costs have been estimated from the time when the space is expected to be vacated and there are no plans to utilize the facility in the future. Costs incurred prior to vacating the facilities will be charged to operations.

The following table summarizes the activity related to the 2001 plan:

			Severance Pay	Lease Termination	Asset Write-off	Total
2001	Provision	$	116,000	600,000	300,000	1,016,000
2001	Usage		—	—	—	—
12/31/01	**Balance**	**$**	**116,000**	**600,000**	**300,000**	**1,016,000**

(10) Income Taxes

The Company's income tax (benefit) provision for the years ended December 31, 2001, 2000, and 1999 consists of:

		Years Ended December 31	
	2001	**2000**	**1999**
Current:			
Federal	$ (1,024,000)	394,000	587,000
State	28,000	160,000	218,000
	(996,000)	**554,000**	**805,000**
Deferred:			
Federal	(467,000)	362,000	327,000
State	(248,000)	5,000	4,000
	(715,000)	**367,000**	**331,000**
Total income tax provision (benefit)	**$ (1,711,000)**	**921,000**	**1,136,000**

At December 31, 2001, the Company has net operating loss carry-forwards for income tax purposes of approximately $8,599,000, which are available to offset future taxable income and expire during the years ending December 31, 2006 through 2021.

The future benefit of the net operating loss carry-forwards related to MFT and Simco will be limited to $600,000 per year in accordance with Section 382 of the Internal Revenue Code. As of December 31, 2001, a net operating loss carry-forward of MFT and Simco totaled $1,742,000 and $5,142,000, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2001	**2000**
Deferred tax assets related to:		
Reserves not currently deductible	563,000	430,000
Compensation programs	89,000	144,000
Retirement liability	350,000	307,000
Net operating loss carryforwards	3,056,000	2,341,000
Other	114,000	222,000
	4,172,000	**3,444,000**
Deferred tax liabilities related to:		
Excess of book over tax basis of fixed assets	775,000	631,000
Investee tax loss in excess of book losses	103,000	105,000
Capital leases	537,000	499,000
	1,415,000	**1,235,000**
Net deferred tax assets	**$ 2,757,000**	**$ 2,209,000**

The amount recorded as net deferred tax assets as of December 31, 2001 and 2000 represents the amount of tax benefits of existing deductible temporary differences or carry-forwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carry-forward period. The Company believes that the net deferred tax asset of $2,757,000 at December 31, 2001 is more likely than not to be realized in the carry-forward period. Management reviews the recoverability of deferred tax assets during each reporting period.

Actual tax provision for the years presented differs from "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2001	**2000**	**1999**
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	3.1	5.4	5.2
Officers' life insurance	(0.2)	0.2	0.5
Amortization of goodwill	(2.2)	7.1	1.9
Other	1.3	(0.7)	(1.4)
Effective tax rate	**36.0%**	**46.0%**	**40.2%**

(11) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute diluted income per share consisted of the following:

	Years Ended December 31		
	2001	**2000**	**1999**
Basic weighted average common shares outstanding during the year	4,245,033	4,374,271	4,808,640
Weighted average common equivalent shares due to stock options	0	12,170	87,295
Diluted weighted average common shares outstanding during the year	**4,245,033**	**4,386,441**	**4,895,935**

Potential common shares of 3,519 were not included in the computation of diluted weighted average common shares outstanding for year ended December 31, 2001, because their inclusion would be anti-dilutive.

Diluted weighted average shares outstanding for 2000 and 1999 exclude 595,082 and 316,517, respectively, due to the fact that the option prices were greater than the average market price of the common stock.

(12) Stock Option and Employee Stock Purchase Plans

The Company maintains a stock option plan to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, consultants and advisors. The plan provides for either nonqualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock. The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for nonqualified stock options shall be determined by the Stock Option Committee. Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the option. At December 31, 2001, there were 794,444 options outstanding under the plan.

Through July 15, 1998, the Company maintained a stock option plan covering non-employee directors (the "1993 Director Plan"). Effective July 15, 1998, with the formation of the 1998 Director Stock Option Incentive Plan ("1998 Director Plan"), the 1993 Director Plan was frozen. The 1993 Director Plan provided for options for the issuance of up to 110,000 shares of common stock. On July 1 of each year, each individual who at the time was serving as a non-employee director of the Company received an automatic grant of options to purchase 2,500 shares of common stock. These options became exercisable in full six months after the date of grant and will expire ten years from the date of grant. The exercise price was the fair market value of the common stock on the date of grant. At December 31, 2001, there were 55,000 options outstanding under the 1993 Director Plan.

Effective July 15, 1998, subject to shareholder approval, the Company adopted the 1998 Director Stock Option Incentive Plan ("1998 Director Plan") for the benefit of non-employee directors of the Company. The 1998 Director Plan provides for options for the issuance of up to 175,000 shares of common stock. These options become exercisable in full six months after the date of grant and expire ten years from the date of grant. In connection with the adoption of the 1998 Director Plan, the 1993 Director Plan was discontinued; however, the options outstanding under the 1993 Director Plan were not affected by the adoption of the new plan. At December 31, 2001, there were 159,068 options outstanding under the 1998 Director Plan.

On April 18, 1998, the Company adopted the 1998 Stock Purchase Plan which provides that all employees of the Company who work more than twenty hours per week and more than five months in any calendar year and who are employees on or before the applicable offering period are eligible to participate. The 1998 Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986. Under the Stock Purchase Plan, participants may have withheld up to 10% of their base salaries during the six month offering periods ending June 30 and December 31 for the purchase of the Company's common stock at 85% of the lower of the market value of the common stock on the first or last day of the offering period. The 1998 Stock Purchase Plan provides for the issuance of up to 150,000 shares of common stock. To date, 116,226 shares have been issued.

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related Interpretations in accounting for its stock option and employee stock purchase plans. As a result, no compensation cost has been recognized in connection with these plans.

Since the Company accounts for its stock option plans under APB 25, certain pro forma information regarding net income and net income per share is required by Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as if the Company had accounted for its stock option plans under the fair value approach of SFAS 123. For purposes of the pro forma disclosures, the estimated fair value of the stock plans is fully amortized over the related vesting period of the options.

The Company's pro forma information is as follows:

	Years Ended December 31		
	2001	**2000**	**1999**
Net (loss) income as reported	$ (3,043,438)	$ 1,081,114	$ 1,693,417
Pro forma net (loss) income	(3,349,580)	480,512	1,338,621
Basic net (loss) income per share as reported	(0.72)	0.25	0.35
Pro forma basic net (loss) income per share	(0.79)	0.11	0.28
Diluted net (loss) income per share as reported	(0.72)	0.25	0.35
Pro forma diluted net (loss) income per share	(0.79)	0.11	0.27

The effect of applying SFAS 123 as shown above in the pro forma disclosures is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expenses related to stock options granted prior to 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 2001, 2000, and 1999, respectively: no dividend yield for each year; expected volatility of 105%, 92%, and 86%, risk-free interest rates of 4.0%, 5.1%, and 6.7%; and expected lives of 5.57, 5.44, and 5.28 years.

The following is a summary of stock option activity under all plans:

	Shares Under Options	**Weighted Average Exercise Price**
Outstanding at December 31, 1998	839,800	$ 3.52
Granted	182,844	3.69
Exercised	(150,250)	2.16
Canceled or expired	(220,000)	4.74
Outstanding at December 31, 1999	652,394	$ 3.45
Granted	277,914	2.67
Exercised	-	0
Canceled or expired	(49,750)	3.26
Outstanding at December 31, 2000	880,558	$ 3.22
Granted	178,454	1.19
Exercised	-	0
Canceled or expired	(50,500)	3.29
Outstanding at December 31, 2001	1,008,512	$ 2.85

The weighted-average fair value of options granted during 2001, 2000, and 1999 was $0.94, $2.09, and $2.72, respectively. There were 749,401 exercisable options as of December 31, 2001.

The following is a summary of information relating to stock options outstanding and exercisable by price range as of December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of exercise prices	Outstanding as of 12/31/01	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of 12/31/01	Weighted average exercise price
$0.00 - $0.99	73,000	5.0 years	$ 0.80	—	$ —
$1.00 - $1.99	105,454	7.9 years	1.46	70,454	1.66
$2.00 - $2.99	345,914	5.7 years	2.50	271,539	2.51
$3.00 - $3.99	347,700	3.6 years	3.40	283,950	3.40
$4.00 - $4.99	123,944	4.1 years	4.39	110,958	4.38
$5.00 - $5.99	—	0.0 years	—	—	—
$6.00 - $6.99	12,500	4.5 years	6.13	12,500	6.13
	1,008,512	**5.0 years**	**$ 2.85**	**749,401**	**$ 3.10**

(13) Stockholders' Equity

On January 13, 1999, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on February 5, 1999 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $30.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement.

On December 16, 1998, the Company's Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock at management's discretion either in the open market or in privately negotiated transactions. The repurchased stock is expected to be used for general corporate purposes, including the issuance of shares in connection with employee benefit plans. During 2001, 300,000 shares were repurchased for $525,000, and retired. Since December 16, 1998, a total of 870,000 shares have been repurchased for $2,128,125.

(14) Supplemental Retirement Plan

The Company has a supplemental retirement plan for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of $109,000, $113,000, and $60,000 for the years ended December 31, 2001, 2000, and 1999, respectively, in accordance with this plan, which includes both current costs and prior service costs for these individuals. The present value of the supplemental retirement obligation has been calculated using an 8.5% discount rate.

(15) Commitments and Contingencies

(a) Leases – The Company has non-cancelable operating leases for its other facilities that expire through 2007. Certain of the leases contain escalation clauses which require payments of additional rent, as well as increases in related operating costs. The Company also leases various equipment under capital leases which expire through 2004.

Included in property, plant and equipment are the following amounts held under capital lease:

	December 31		
	2001	2000	1999
Equipment	$ 487,805	$ 778,558	$ 3,726,320
Less accumulated amortization	(139,488)	(169,632)	(1,133,010)
	$ 348,317	**$ 608,926**	**$ 2,593,310**

Future minimum lease payments under noncancelable operating leases and the present value of future minimum lease payments under capital leases as of December 31, 2001, are as follows:

Year Ending December 31:	Capital Leases	Operating Leases
2002	92,980	2,157,409
2003	90,800	1,343,429
2004	72,045	1,164,360
2005	—	1,016,277
Thereafter	—	1,199,191
Total minimum lease payments	**$ 255,825**	**$ 6,880,666**
Less amount representing interest	32,268	
Present value of future minimum lease payments	223,557	
Less current installments of obligations under capital leases	74,328	
Obligations under capital lease, excluding current installments	**$ 149,229**	

Rent expense amounted to approximately $2,337,000, $2,069,000, and $1,604,000 in 2001, 2000, and 1999, respectively. Approximately $270,000 of total rent expense was paid in 2001, and $270,000 and $250,000 in 2000 and 1999, respectively, to a limited partnership that owns the Decatur, Alabama, and Kissimmee, Florida, facilities. The Company and one of its officers have interests in this limited partnership.

(b) Legal – The Company is a defendant in various lawsuits and administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(16) Profit Sharing Plan

The Company maintains a profit-sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401k deferrals as well as discretionary amounts determined by the Board of Directors, and amounted to approximately $399,000, $650,000, and $550,000 in 2001, 2000, and 1999, respectively.

(17) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a transaction between willing parties.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses, notes payable to bank, accounts payable, and accrued expenses and payroll withholdings are stated at carrying amounts that approximate fair value because of the short maturity of those instruments.

Long-term debt and capital lease obligations are subject to interest rates currently offered to the Company; therefore, the historical carrying amount approximates fair value.

(18) Segment Data

The Company has adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products within two distinct segments; Protective Packaging and Specialty Applications. Within the Protective Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics and pulp fiber to provide customers with cushion packaging for their products. Within the Specialty applications segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure and health and beauty industries with engineered product for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits and assets agree with the Company's comparable amount contained in the audited financial statements. Revenues from customers outside of the United States are not material. No one customer accounts for more than 10% of the Company's consolidated revenues.

Financial statement information by reportable segment is as follows:

	2001		
	Specialty	**Packaging**	**Total**
Sales	$ 31,454,054	30,119,951	61,574,005
Operating loss	(2,922,950)	(817,893)	(3,740,843)
Total assets	19,177,792	18,923,727	38,101,519
Depreciation / amortization	1,311,846	1,972,697	3,284,543
Capital expenditures	1,140,504	1,278,004	2,418,508

	2000		
	Specialty	**Packaging**	**Total**
Sales	$ 39,304,097	35,187,572	74,491,669
Operating income	987,222	2,397,821	3,385,043
Total assets	19,690,414	20,661,990	40,352,404
Depreciation / amortization	1,242,050	1,838,877	3,080,927
Capital expenditures	1,376,203	1,060,724	2,436,927

	1999		
	Specialty	**Packaging**	**Total**
Sales	$ 24,990,324	33,810,739	58,801,063
Operating income	251,015	3,028,350	3,279,365
Total assets	12,504,282	19,363,081	31,867,363
Depreciation / amortization	565,634	1,734,039	2,299,673
Capital expenditures	1,123,477	825,491	1,948,968

(19) Quarterly Financial Information (unaudited)

Year ended 12/31/2000	**Q1**	**Q2**	**Q3**	**Q4**
Net sales	$ 18,283,629	$ 19,415,865	$ 18,898,192	$ 17,893,983
Gross profit	4,302,982	4,592,804	4,419,804	4,305,712
Net income	217,922	287,775	220,136	355,308
Basic net income per share	0.05	0.07	0.05	0.08
Diluted net income per share	0.05	0.07	0.05	0.08

Year ended 12/31/2001	**Q1**	**Q2**	**Q3**	**Q4**
Net sales	$ 16,966,482	$ 15,480,531	$ 13,935,119	$ 15,191,873
Gross profit	3,397,906	3,020,953	1,812,462	2,693,630
Net loss	(368,287)	(268,691)	(942,780)	(1,463,681)
Basic net loss per share	(0.08)	(0.06)	(0.22)	(0.35)
Diluted net loss per share	(0.08)	(0.06)	(0.22)	(0.35)

(20) Acquisition

On January 14, 2000, the Company acquired all of the outstanding common stock of Simco Industries Inc. for approximately $5.8 million. Simco Industries Inc. is a full service supplier of automotive trim components. In addition, they operate a tool manufacturing facility. The results of Simco Industries Inc. have been included in the Company's consolidated financial statements since the acquisition on January 14, 2000. The cost of the acquisition was allocated based on the estimated fair market value of the assets acquired and the liabilities assumed. This allocation resulted in a goodwill valuation of approximately $2,750,000 over 20 years, which is being amortized on a straight line basis. Amortization of goodwill will cease with the adoption of SFAS No. 141 effective January 1, 2002.

Pro forma amounts for the Simco acquisition are not included, as the effect is not material to the Company's consolidated financial statements.

In November 2001, the Company purchased the equipment, trademarks, and patents for the E-cube product line of molded fiber loose fill packaging from E-Tech Products, Inc. The purchase price was approximately $130,000.

In January 2002, the Company acquired selected assets from Excel Acquisition Group, a fabricator of custom foam packaging. The purchase price was approximately $150,000.

STOCKHOLDER INFORMATION

Transfer Agent and Registrar

American Stock Transfer
and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m., on June 5, 2002, at the Sheraton Ferncroft Resort, 50 Ferncroft Road, Danvers, MA 01923.

Common Stock Listing

UFP Technologies' common stock is traded on Nasdaq under the symbol UFPT.

Stockholder Services

Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833-2107 USA

phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

Form 10-K Report

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company.

Corporate Headquarters

UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833-2107 USA

(978) 352-2200 phone
(978) 352-5616 fax

Plant Locations

Alabama, California, Connecticut, Florida, Georgia, Illinois, Iowa, Maine, Massachusetts, Michigan, New Jersey.

Independent Public Accountants

Arthur Andersen, LLP
225 Franklin Street
Boston, MA 02110

Corporate Counsels

Lynch, Brewer, Hoffman & Sands, LLP
101 Federal Street, 22nd Floor
Boston, MA 02110

Brown Rudnick Berlack Israels, LLP
1 Financial Center
Boston, MA 02111

About this Report

The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed in the future. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

World Wide Web

In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters are available on the Company's web site at www.ufpt.com

Board of Directors and Executive Officers

William H. Shaw d
Chairman
Retired

R. Jeffrey Bailly d o
President and CEO

Richard L. Bailly d
Retired

Paul J. Brateris o
Vice President

Mitchell D. Caplan
Division Vice President

William C. Curry d
Consultant
Curry Associates

Kenneth L. Gestal d
President & Managing Partner
Decision Capital, LLC

Ronald J. Lataille o
Vice President, Treasurer, and Chief Financial Officer

Richard S. LeSavoy o
Vice President

Michael J. Ross d
Chairman, Dalriada Ltd.
Director, Glassbox Ltd.

Daniel J. Shaw, Jr.
Division Vice President

Wayne G. Williams o
Vice President

Peter R. Worrell d
Managing Director
The Bigelow Company, LLC

d Directors
o Officers

OPERATING PRINCIPLES

CUSTOMERS

We believe the primary purpose of our company is to serve our customers.
We seek to "wow" our customers with responsiveness and great products.

ETHICS

We will conduct our business at all times and all places with absolute integrity
with regard to employees, customers, suppliers, community and the environment.

EMPLOYEES

We are dedicated to providing a positive, challenging,
rewarding work environment for all our employees.

QUALITY

We are dedicated to the never-ending process of continually
improving our quality of service, quality of communications,
quality of relationships and quality of commitments.

SIMPLIFICATION

We seek to simplify our business process through the constant reexamination
of our methods and elimination of all non-value added activities.

ENTREPRENEURSHIP

We strive to create an environment that encourages autonomous
decision-making and a sense of ownership at all levels of the company.

PROFIT

Although profit is not the sole reason for our existence,
it is the lifeblood that allows us to exist.


UFP
TECHNOLOGIES

UFP TECHNOLOGIES, INC. ∘ 172 EAST MAIN STREET ∘ GEORGETOWN, MA 01833 USA
TEL: 978.352.2200 ∘ FAX: 978.352.5616 ∘ E-MAIL: INFO@UFPT.COM ∘ WWW.UFPT.COM

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